

Successful Business Transformation Driven by the Right Strategy and the Right Board

May 2024

Important Information

Forward-Looking Statements

Please note that this presentation contains forward-looking statements that involve risks and uncertainties relating to business performance, cash flow, net interest income and expenses, other expenses, earnings, growth, and growth strategy of Medallion Financial Corp. ("us," "our," the "Company," or "Medallion"). These statements are often, but not always, made using words or phrases such as "will" and "continue" or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These statements relate to future public announcements of our earnings, the impact of the pending SEC litigation, expectations regarding our loan portfolio, including collections on our medallion loans, the potential for future asset growth, and market share opportunities. Medallion's actual results may differ significantly from the results discussed in such forward-looking statements. For example, statements about the effects of the current economy, whether inflation or the risk of recession, operations, financial performance and prospects constitute forward-looking statements and are subject to the risk that the actual impacts may differ, possibly materially, from what is reflected in those forward-looking statements due to factors and future developments that are uncertain, unpredictable and in many cases beyond Medallion's control. In addition to risks relating to the current economy, a description of certain risks to which Medallion is or may be subject, including risks related to the pending SEC litigation, please refer to the factors discussed under the heading "Risk Factors" in Medallion's 2023 Annual Report on Form 10-K.

Important Additional Information and Where to Find It

Medallion has filed its definitive proxy statement, accompanying BLUE proxy card and other relevant documents with the SEC in connection with the solicitation of proxies for Medallion's upcoming 2024 Annual Meeting of Shareholders. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING MEDALLION'S DEFINITIVE PROXY STATEMENT AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a copy of the definitive proxy statement and other documents filed by the Company with the SEC free of charge from the SEC's website at www.sec.gov. In addition, copies will be available at no charge by visiting the "Investor Relations" section of Medallion's website at www.medallion.com, as soon as reasonably practicable after such materials are filed with, or furnished to, the SEC.

Table of Contents

MEDALLION
FINANCIAL CORP

Executive Summary

Board and Management Delivering Significant Value

Our Board and management have successfully transformed the Company into a growing consumer lending business

- From the Company's roots as a taxi medallion lender, **our Board and management have successfully transformed the Company into a growing consumer lending business**, recovering from the evisceration of taxi medallion lending from ridesharing apps

- **We have delivered significant value for shareholders through:**

  - **Record Earnings**: In 2023, we had the *highest* total net income and *highest* annual earnings per share since our initial public offering in 1996

  - **Business Growth**: During 2021 through 2023, we **increased our loan amounts by 80%**

  - **Capital Return:** Since 2022, we have **returned over $36 million to shareholders** through dividends and share repurchases, including reinstating our quarterly dividend and raising it

- Reflecting this business transformation, our **total shareholder returns for 1-, 3-, and 5-year periods significantly exceed our peers** (see next slide)

Our Board is fit for purpose and our nominees have the right skills and experience to oversee continued value creation

- Our Board has the **right mix of skills, experience, and perspectives, together with a balance of institutional knowledge and fresh views**, to oversee the successful transformation of our business and continued value creation

- Our Board thoughtfully approaches refreshment, with **three independent directors added in the last four years** and <u>all</u> independent directors added in the last seven years

- In 2022, our Board appointed Brent Hatch as our first Lead Independent Director

- Our nominees **bring significant relevant experience and a mix of tenures and perspectives to our Board:**

  o <u>Robert Meyer</u> brings nearly 40 years of proven executive leadership in the banking industry

  o <u>David Rudnick</u> brings a differentiated perspective from commercial operations leadership, together with governance experience in the banking industry

Medallion is Delivering Strong Results for Shareholders and Outperformance v. Peers

Together with the management team, the Board has successfully delivered substantial value to shareholders, outperforming the median total shareholder return of our peers[1] over 1-, 3- and 5-year periods

Total Shareholder Return based on unaffected share price[2]			
	1-year	**3-year**	**5-year**
Medallion Financial Corp.	22.52%	15.84%	25.95%
Median TSR of 2023 Compensation Peer Group	19.49%	-22.33%	0.33%

Total Shareholder Return based on fiscal year-end[3]			
	1-year	**3-year**	**5-year**
Medallion Financial Corp.	44.00%	118.51%	128.29%
Median TSR of 2023 Compensation Peer Group	6.37%	3.26%	13.06%

1. Per group selected and approved by the Compensation Committee as a reference for the 2023 short-term incentive cash awards and 2023 compensation program and pay decisions. See proxy statement filed by Medallion Financial Corp. on April 29, 2024, for full list of peers.
2. Measured as of April 9, 2024, the last full trading day prior to the first public announcement by ZimCal of its campaign against the Company.
3. Measured as of December 31, 2023, the Company's fiscal year-end.

Stephen Hodges Would Jeopardize Our Continued Growth Strategy

Mr. Hodges is primarily a debtholder and launched this fight after the Company declined to repurchase his debt at above-market prices	• Mr. Hodges is **primarily a debtholder of the Company**, and only purchased a small number of shares in recent months, and **does not share the same interests as other shareholders** • He holds $15 million par value of trust preferred securities (a form of subordinated debt) (TruPS) and only 0.3% of our outstanding common stock (appx. $550,000 market value) • Mr. Hodges' debt position creates an **obsession with downside risk** that is **misaligned with our shareholders' upside:** *"[B]eing a creditor means that **our upside is capped while our downside is not**, so we are particularly sensitive to the potential risks in a rapidly changing economic environment"* – Excerpt from email from Stephen Hodges to Andrew Murstein, December 12, 2023 [1] • Mr. Hodges demanded that the Company choose from four "outcomes": two variations on **repurchasing his debt at above-market prices**, **appoint himself and his other unqualified nominee**, or **face a proxy contest this year and every year afterwards**
Mr. Hodges' campaign is not warranted	• Mr. Hodges' "five step plan" has <u>no actionable benefits for the Company</u>: **no change is needed** and based on his statements **Hodges would only bring negative change that could derail the Company's continued value creation if he and his nominee were elected**

Mr. Hodges and his other nominee bring conflicts of interest, but not relevant skills	• <u>**Neither**</u> **Mr. Hodges nor Judd Deppisch has the relevant skills to be a director, and** <u>**both**</u> **bring severe conflicts of interest**
	
	    – <u>Mr. Hodges</u> has **no consumer or commercial lending, senior leadership, or public company governance experience**
	
	    – <u>Mr. Deppisch</u> **works for a competitor** (Nelnet Financial Services, parent of Nelnet Bank) and has **limited consumer or commercial lending experience and** <u>**no**</u> **public company governance experience**

1. Emphasis added.

MEDALLION
FINANCIAL CORP

Board and Management Successfully Executed Business Transformation and Continue to Create Value

MEDALLION
FINANCIAL CORP

Transformed Company From Taxi Medallion Lending Roots

| **1996**
MFIN Initial Public Offering | **1998**
Diversification of business begins with acquisition of Capital Dimensions, now known as Medallion Capital | **2004**
Recreation lending begins with the purchase of $84M portfolio of loans collateralized by recreational vehicles | **2012**
Home improvement lending begins with goal to provide prime credit contractors with affordable financing | **2015**
Stopped originating new taxi medallion loans in July 2015 | **2016**
As a result of Company efforts, consumer loan portfolio exceeds taxi medallion loan portfolio for the first time | **2018**
MFIN de-BDCs to invest additional capital to grow bank and consolidate earnings | **2020**
Taxi medallion loans put on non-accrual |

A TRANSFORMED LOAN PORTFOLIO
(in millions)

■ Recreation Loans ■ Home Improvement Loans ■ Commercial Loans ■ Taxi Medallion & Other Loans

Loan Portfolio at YE 2018



$183
$587
$184
$64

Recreation Loans
▲ 128%

Home Improvement Loans
▲ 316%

Commercial Loans
▲ 80%

Taxi Medallion & Other Loans
▼ 98%

Loan Portfolio at YE 2023



$761
$1,336
$4
$115

Now a Leading Specialty Lender

Medallion has successfully transformed from its historic taxi medallion lending business to its current consumer lending business, with total assets of $2.6 billion as of March 31, 2024[1]

Primary Business Lines	Other Businesses	Our Differentiation
Consumer Lending – Recreation: **$1.4B of loans** • Growth-oriented, focused on originating prime and non-prime recreation loans • Increased weighted average FICO score from 642 in 2018 to 683 in 2023[2] **Consumer Lending – Home Improvement:** **$752.3M of loans** • Flexible customer financing for home improvement projects and a variety of promotional loan options • Maintained weighted average FICO scores of 759 in 2018 to 764 in 2023[2] **Commercial Lending:** **$106.6M of loans** • Senior and subordinated loans to finance either the purchase of equipment and related assets to open a new business or the purchase/improvement of an existing business • Equity component in most deals	**Taxi Medallion Lending** • Net assets of $10.8M, representing less than 1% of our assets • $3.1M of cash collections **Strategic Partnership Program** • Evaluating and launching new partnerships to grow originations	**Delivering Shareholder Value** • Quarterly dividend of $0.10/share • Repurchased 264,160 shares for $2.1M **High Net Interest Margin** • 8.10% on gross loans • 8.39% on net loans **Return Profile (2023 Full Year)** • ROE – 17.33% • ROA – 2.51%

1. Unless otherwise noted, all financials are for the quarter ended March 31, 2024.
2. Measured at the time of loan origination.

Significant Portfolio Growth

Recreation

Home Improvement

Loan Portfolio Growth ($M)



CAGR: 17%

2019	2020	2021	2022	2023
722.4	799.0	965.3	1,183.5	1,336.2



CAGR: 32%

2019	2020	2021	2022	2023
247.6	334.2	436.9	626.4	760.6

Overview of Portfolios[1]



Other[2]
27%

RVs
54%

Boats
19%

Wtd. Avg. FICO[3]
683

Avg. Loan Size
~$20k

Wtd. Avg.
Remaining Term
10 years



Other[4]
26%

Roofing
41%

Windows
13%

Swimming pools
20%

Wtd. Avg. FICO[3]
764

Avg. Loan Size
~$20k

Wtd. Avg.
Remaining Term
12.3 years

1. Financial data as of December 31, 2023. Loan balances reported gross of reserves.
2. Includes trailers, collector cars, and boat motors.
3. The weighted average origination FICO scores of loans outstanding.
4. Includes basement refinishing, basement waterproofing, and kitchen/bath remodel.

Business Transformation is Delivering Strong Results for Shareholders and Outperformance v. Peers

Medallion has delivered strong operational results following its transformation into a growing consumer lending business[1]

Generated over $153 million of earnings over the past three years	Returned over $36 million to shareholders in the form of dividends and stock repurchases over the past three years	Collectively increased recreation, home improvement and commercial loans by 80% over the past three years
In 2023, generated the highest total net income and highest annual earnings per share since our IPO in 1996	Reinstated quarterly dividend and raised it to $0.10 per share	Reduced taxi medallion and other loans by 98% over the past five years

These strong operational results have resulted in the Company outperforming the median total shareholder return of peers 1-, 3- and 5-year periods[2]

Total Shareholder Return based on unaffected share price[3]	1 year	3 year	5 year
Medallion Financial Corp.	22.52%	15.84%	25.95%
Median TSR of 2023 Compensation Peer Group	19.49%	-22.33%	0.33%

Total Shareholder Return based on fiscal year end[4]	1 year	3 year	5 year
Medallion Financial Corp.	44.00%	118.51%	128.29%
Median TSR of 2023 Compensation Peer Group	6.37%	3.26%	13.06%

1. As of December 31, 2023, the Company's fiscal year end.
2. Peer group selected and approved by the Compensation Committee as a reference for the 2023 short-term incentive cash awards and 2023 compensation program and pay decisions. See proxy statement filed by Medallion Financial Corp. on April 29, 2024, for full list of peers.
3. Measured as of April 9, 2024, the last full trading day prior to the first announcement by ZimCal of its campaign against the Company.
4. Measured as of December 31, 2023, the Company's fiscal year end.

Focused on Continuing to Execute on Our Strategic Plan

1

Continue growing high-return, scalable, and strong cash-generating business model

- Leveraging our significant sector expertise to drive excellent asset quality and strong portfolio of higher credit-level borrowers[1]
- Further expanding our leadership in large and growing addressable markets and our robust distribution network of dealers, contractors, and financial service providers (FSPs)

2

Drive even greater profitability from enhanced operational efficiency

- Continuing to reduce operating costs, building on reduction from 54% of net interest income in 2019 to 40% in 2023—a 26% improvement
- Regularly reviewing and optimizing our footprint and headcount
- Leveraging existing operations to support business growth
- Continuing to make targeted investments in technology to support growth and profitability

3

Continue prioritizing return of capital to shareholders as part of balanced capital allocation approach

- Utilizing greater earnings and profitability to prioritize return of additional capital to investors. In the past 3 years, Medallion has:
  - Reinstated quarterly dividend and raised it to $0.10 per share
  - Returned over $36 million to shareholders via dividends and stock repurchases

1. At time of loan origination.

Highly Experienced Management Team

- The management teams at Medallion and its subsidiaries have relevant, deep experience and key relationships in our industry

- Deep experience in the financial services industry equipped the management teams at Medallion and its subsidiaries to proactively develop and successfully execute on the strategy to move to consumer lending and away from taxi medallion lending

MEDALLION
FINANCIAL CORP

Alvin Murstein
Chairman & CEO
● ● ● ● ● ●

Andrew Murstein
President & COO
● ● ●

Anthony Cutrone
EVP & CFO
● ●

Marisa Silverman
EVP & General Counsel
● ●

Thomas Munson
EVP & Chief Credit Officer
● ●

 Medallion **BANK**

Donald S. Poulton
President & CEO
● ● ● ● ●

Justin Haley
EVP & CFO
● ● ●

Steven Hannay
EVP & Chief Lending Officer
● ● ●



Stephen Lewis
President
● ● ● ●

Aaron Price
SVP
● ● ●

Years of Experience in Financial Services

● 10 years
● 5 years

Prudent Management of Consumer Credit Risk

Proven Underwriting

- While management continues to modernize underwriting practices, our practices have remained fundamentally consistent, providing a long-term view of underwriting effectiveness.

- Both Recreation and Home Improvement segments utilize statistically valid underwriting scorecards that facilitate underwriting automation using proven credit metrics.

- Significant focus on increasing weighted average FICO score of Recreation portfolio and maintaining high weighted average FICO scores of Home Improvement portfolio. Weighted average FICO scores for our loan portfolios[1] between 2018 and 2023:

	Non-Prime
	Prime
	Super-Prime

	2018	2023
Recreation	642	683
Home Improvement	759	764

Sound Judgement

- Lending policies and procedures incorporate both data-driven insights and the quality of judgment derived from decades of consumer lending experience.

Lender Protections

- Management has maintained traditional lender protections.

- All loans are secured by the goods purchased, and lending processes include prudent stops and verifications.

Rigorous Portfolio Monitoring

- Credit management performs thorough and regular analyses of loan portfolios and underwriting, credit performance, loan quality, collateral mix, and concentrations.

1. At time of loan origination. Data as of year-end.

Our Board is Fit for Building Upon Our Successful Growth Strategy

MEDALLION
FINANCIAL CORP

Our Board is Fit for Building Upon Our Successful Growth Strategy

Medallion's Board has overseen the successful transformation of our business through the <u>right mix of skills, tenure, and perspectives</u>, and has been assembled through <u>thoughtful and regular refreshment</u>

Thoughtful Governance Practices

Created Lead Independent Director role in 2022	20% of shareholders can call special meetings
Robust stock ownership guidelines for directors	Highly engaged board, with 13 formal meetings in 2023 and >99% attendance across all directors
Responsive to shareholder feedback	Cooperation agreement with activist in 2022

Effective Mix of Tenures Underpins Success

Refreshed independent perspectives that provide new ideas and rigorous oversight…

- <u>All</u> independent directors have joined the Board since 2017 (3 within past 4 years)

…Together with deep institutional and industry knowledge that has driven the Company's transformation

- Our three non-independent directors have been key drivers of the Company's consumer lending transformation strategy



4.4 yrs
Avg. independent director tenure

13.1 yrs
Avg. director tenure

Greater than 7 Years
6 - 7 Years
3 - 5 Years
0 - 2 Years

Our Board has the Right Mix of Skills and Perspectives


John Everets
Independent Director

- Partner at Arcturus Capital
- Former Chairman of the Board and Chief Executive Officer of the Bank of Maine
- Director of Eastern Company (NYSE: EML)
- Brings extensive financial and leadership experience


Cynthia Hallenbeck
Independent Director

- CEO of Alercyn, Inc., a private consulting firm
- Former CFO of Citigroup's treasury department
- Former director of Walker & Dunlop (NYSE: WD)
- Brings over 30 years of financial management experience


Brent Hatch
Lead Independent Director

- Founding partner of Utah-based law firm
- Former Deputy Assistant AG at DOJ and Associate White House Counsel
- Brings valuable legal experience and financial expertise


Robert Meyer
Independent Director

- Former EVP and Chief Commercial Lending Officer at Valley National Bancorp from 1997-2016 and President/CEO of two other banks
- Nearly 40 years of proven executive leadership in the banking industry


Alvin Murstein
Chairman & CEO

- CEO since 1996
- 60+ years of experience in the ownership, management, and financing of commercial businesses and taxicab medallions
- Shareholder perspective (owns 7.9% of outstanding shares)[1]


Andrew Murstein
President & COO

- President since our inception in 1995
- 30+ years of experience in the ownership, management, and financing of commercial businesses and taxicab medallions
- Shareholder perspective (owns 10.8% of outstanding shares)[1]


David Rudnick
Director

- Brings a differentiated perspective as an experienced commercial operator and real estate and private equity investor
- Previously Director of West Side Federal Savings & Loan Association, the largest savings and loan association at the time (and now part of Citibank)


Allan Tanenbaum
Independent Director

- Of Counsel to Taylor English
- General Counsel and Managing Director of Equicorp Partners, LLC
- Director of Designer Brands Inc. (NYSE: DBI)
- Brings valuable board governance experience

Joined Board since 2020

Please refer to the appendix for detailed biographies of all of our directors

1. Includes vested unexercised stock options as of record date for annual meeting.

Directors' Skillsets are Relevant for Our Business and Fit for Public Company Governance

	Experience Critical for Continued Business Success					Skills Critical for Governance and Oversight			
	Consumer Lending	Commercial Lending	Banking Industry	Non-Financial Services	Risk Mgmt.	Senior Leadership Experience	Finance & Accounting	Regulatory/ Legal	Other Public Board
John Everets	✓	✓	✓		✓	✓	✓	✓	✓
Cynthia Hallenbeck		✓	✓	✓	✓	✓	✓	✓	✓
Brent Hatch				✓	✓	✓		✓	
Robert Meyer	✓	✓	✓		✓	✓	✓	✓	
Alvin Murstein	✓	✓	✓		✓	✓	✓		✓
Andrew Murstein	✓	✓	✓		✓	✓	✓		
David Rudnick			✓	✓	✓	✓	✓	✓	✓
Allan Tanenbaum				✓	✓	✓		✓	✓
Total MFIN Board	4 of 8	5 of 8	6 of 8	4 of 8	8 of 8	8 of 8	7 of 8	6 of 8	5 of 8

Medallion's Nominees Bring Relevant Skills and Proven Leadership



Robert Meyer *Brings Extensive Banking Expertise*

- Mr. Meyer brings **nearly 40 years of proven executive leadership in the banking industry**, including:

- 20 years as **Chief Commercial Lending Officer** at Valley National Bancorp

- 6 years as **President and CEO** of Midland Bancorporation and Midland Bank and Trust

- 5 years as **President and CEO** of First Jersey National Bank/Central

- As Chief Commercial Lending Officer at Valley National, Mr. Meyer led **a vast scope of lending activities relevant to the Company**, including commercial and community lending

- As **Chair of the Audit Committee**, Mr. Meyer is one of the most critical contributors to our Board



David Rudnick *Brings Differentiated Perspectives*

- As the **former CEO of Rudco Industries**, then one of the largest printed check manufacturers in the US, and a **longtime owner and manager of commercial real estate as CEO of Rudco Properties**, Mr. Rudnick brings an **experienced commercial operator's view of the economy, our commercial customers, and our lending practices**, diversifying the Board's financial services experience

- In addition to his commercial expertise, Mr. Rudnick brings **banking governance expertise** from his roles as a former director of **the West Side Federal Savings & Loan Association and Chelsea National Bank**

- Mr. Rudnick has been a **critical leader in our successful transformation as Chair of the Investment Oversight Committee**, which oversees the non-core managed loan portfolio and the Company's strategic efforts

Executive Compensation is Fully Aligned with Interests of All Medallion Shareholders

MEDALLION
FINANCIAL CORP

Executive Compensation is Fully Aligned with All Shareholders

Medallion's executive compensation programs are purpose-built to:

Attract, motivate, reward, and retain the colleagues who lead our business	Align the interests of our executives with those of the Company's shareholders	Promote a culture of integrity and accountability	Enhance shareholder value

We value shareholder feedback, encourage shareholders to provide feedback on our executive compensation practices, and have updated our programs following that engagement

Total Compensation Structure

Our annual short-term incentive plan and long-term incentive program align our compensation practices with the market, orient and drive behavior for our executives, enhance executive performance, and prioritize shareholder interests

Base Salary	Short-Term Incentive Plan	Long-Term Incentive Program
Competitive base salary to attract and retain highly skilled executive talent	Cash incentive rewarding annual corporate performance, utilizing a scorecard approach with defined factors and qualitative goals in order to measure performance	50-50 mix of time-based restricted stock and performance-based stock units to align the interests of our named executive officers with those of our shareholders

We Follow Compensation Best Practices

- Stock Ownership Guidelines
- Compensation Recoupment Policy
- Independent Compensation Consultant
- Code of Ethics
- No Repricing of Stock Options without Shareholder Approval
- No Payment of Dividends on Unvested Awards

Executive Compensation Evolved in Response to Shareholder Feedback

After support for say-on-pay dropped in 2020, the Company listened to shareholders and made changes that have won shareholder support



Say-on-Pay Approval[1]

Recent Enhancements to Our Compensation Programs[1]

2019	2020	2021	2022	2023
• Began to develop and implement more performance-based metrics in determining annual cash bonuses • Added stock options to the Long-Term Incentive Program	• Because of significant disruptions related to the COVID-19 pandemic, performance measures evaluated in a holistic manner	• Since 2021 was dedicated to executing on strategic initiatives, performance measures evaluated holistically rather than weighted individual factors, like financial results & strategic initiative execution	• Short-Term Incentive Plan used to provide annual cash award based on achievement of pre-determined financial and operational goals utilizing scorecard goals and metrics	• Approved grant of 50-50 mix of time-based restricted stock and performance-based stock units • Long-term incentive target payout opportunity expressed as percentage of annual base salary for the grant of performance stock units for the 2023-2025 period

1. By compensation year.

Hodges is Not Aligned with Shareholders and Would Jeopardize Momentum from Our Successful Growth Strategy

Hodges Could Profit More from a Debt Buyout than from Increases in Our Stock Price

Mr. Hodges is principally a debt investor and holds nearly his entire investment in Medallion in debt

- Holds $15 million principal amount of trust preferred securities (TruPS), a form of subordinated debt

- Holds 70,000 shares (0.3% of outstanding shares, equivalent to approximately $550,000 in market value[1]), which he acquired only since December 2023 in anticipation of this proxy contest

Mr. Hodges could realize a significant profit from selling his debt back to the Company

- Mr. Hodges' TruPS stake is highly illiquid and is not an attractive credit investment in the current rate environment if held to maturity (low yield and long duration)

- The Company has been informed that Hodges acquired his TruPS stake at ~45% of par, creating a sizable profit event for Hodges in the event that he could sell his stake near par

- If this purchase price is accurate, each of the two debt buyout "outcomes" offered by Hodges on February 12 (see following slide) would generate him $5-6M profit (~10x the market value of his common stock)



Unlike Our Directors and Officers, Hodges Owns a Miniscule Amount of Our Common Stock[2]

Your Directors & Officers[3]
24.0%

Hodges
0.3%
(acquired since December 2023)

All Other Shareholders
75.7%



Hodges Is Primarily a Debtholder, And Would Significantly Profit from a Debt Buyout Near Par

Hodges TruPS Purchase Price (~$6.75M)

Profit Opportunity from Debt Buyout (up to $8.25M)

MFIN Equity ~$550K market value[1]

MFIN TruPS $15M Par Value

The Company has been informed that Hodges acquired the TruPS at 45% of par

1. As of May 20, 2024.
2. As of the record date for the annual meeting.
3. Includes vested RSUs and unexercised vested options.

MEDALLION
FINANCIAL CORP

Hodges Gave Only Four "Outcomes": Two Versions of Debt Buyout, Give Two Seats to a Debtholder, or Proxy Fight

2021 – 2023

In 2021, Hodges purchased **$15M par value of TruPS**. The Company has been informed he **acquired this stake at 45% of par value**

Since 2021, the Company has periodically engaged with Hodges about the business

October 11, 2023

Hodges sent the Company a letter criticizing its leadership and business. As a pure debt investor, Hodges had not benefited from the Company's 46% TSR since 2021[1]

November – December 2023

After his letter, the Company had numerous meetings with Hodges to discuss his views

Given that Hodges appeared to be dissatisfied with his investment in the Company (which at the time was exclusively debt), the Company **offered to acquire his TruPS at a reasonable price that would benefit all shareholders**

Hodges **indicated his willingness to sell**, but **insisted on a significant premium to the TruPS' market price**

January 2, 2024

Hodges nominated himself and Deppisch, **despite owning only 110 shares of common stock** acquired **mere weeks before**

February 12, 2024

Hodges proposed four possible "outcomes," which were two variations on ***debt buyout***, ***give two seats to a debtholder***, or ***fight***:

1. **Appoint Hodges and Deppisch**
2. **Proxy contest** in 2024 and "every year thereafter if unsuccessful"
3. **Cash and equity buyout of TruPS** ($9M in cash and $4M in equity) and **one board seat**
4. **Cash buyout of TruPS** ($12M in cash)

Hodges' **debt buyout "outcomes" would give him $6.25M and $5.25M in profit[2]**

Rather than appoint unqualified directors or make an unreasonable buyout, the Company **offered to help Hodges find a third-party buyer for the TruPS** in order to avert a costly and unnecessary proxy contest

April 2024

Hodges went public with his proxy contest threat **while holding only 0.3% of common stock**

1. Between January 1, 2021 and October 11, 2023.
2. The Company has been informed that Hodges purchased the TruPS at 45% of par.

MEDALLION FINANCIAL CORP

26

Hodges' "Five Step Plan" Lacks Actionable Benefits

① "Enhance the Board" ✖ **No Change Needed, and Hodges Would Not Bring Positive Change**

- ✔ Our Board has the **right mix of skills for our growing lending business**, and our nominees bring **banking expertise and differentiated perspectives**
    - ✖ Hodges' nominees would bring <u>neither relevant industry expertise</u> (limited to no commercial experience) <u>nor a diversity of perspectives</u> (limited to no experience outside of financial services)
- ✔ Our Board is **independent and aligned with shareholders**. All of our independent directors have joined since 2017, including three in the last four years, and our Board and officers collectively own 24% of outstanding shares[1]
    - ✖ Hodges and Deppisch are not equipped to be shareholder representatives (Hodges owns 0.3% of outstanding shares, Deppisch none) and suffer from conflicts of interest

② "Resolve the SEC Complaint" ✖ **No Change Needed, and Hodges Would Not Bring Positive Change**

- ✔ The Company believes the **allegations in the SEC complaint are meritless**. Overseen by independent directors and advised by experienced SEC counsel, the Company is focused on **resolving this matter**

③ "Improve Management" ✖ **No Change Needed, and Hodges Would Not Bring Positive Change**

- ✔ The Company's successful business transformation was **driven by significant, highly relevant expertise at management and subsidiary levels, with teams fit to drive growth and resilience**
    - ✖ Hodges' criticisms boil down to **personal attacks on Alvin and Andrew Murstein**, failing to acknowledge not only the Company's successful transformation under their leadership but also the remainder of the talented management team

④ "Cut Expenses" ✖ **No Change Needed, and Hodges Would Not Bring Positive Change**

- ✔ The Company is **continuing to reduce operating costs**, building on reduction from 54% of net interest income in 2019 to 40% in 2023, and regularly reviewing and optimizing our footprint and headcount for additional efficiencies
    - ✖ Cutting expenses only for the sake of doing so risks our ability to execute our strategy

⑤ "Go on Offense" ✖ **No Change Needed, and Hodges Would Not Bring Positive Change**

- ✔ We are **continuing to grow our high-return, scalable, and strong cash-generating consumer business model**
- ✔ We are **driving even greater profitability** from enhanced operational efficiency and investments in technology

1. Includes vested RSUs and unexercised vested options.

MEDALLION
FINANCIAL CORP

Hodges and Deppisch Could Jeopardize Continued Value Creation if Elected

⊗ Few skills relevant to the Company's consumer and commercial lending business

⊗ No experience with public company governance and few relevant skills for board oversight

⊗ Conflicts of interest that could compromise their ability to maximize value for shareholders

	Experience Critical for Strategy and Business Performance					Skills Critical for Governance and Oversight				
	Consumer Lending	Commercial Lending	Banking Industry	Non-Financial Services	Risk Mgmt.	Senior Leadership Experience	Finance & Accounting	Regulatory/ Legal	Other Public Board	Conflicts of Interest
Stephen Hodges					✓		✓			Yes
Judd Deppisch	Limited[1]	Limited	✓		✓	Limited	✓			Yes
MFIN Nominees	1 of 2	1 of 2	2 of 2	1 of 2	2 of 2	2 of 2	2 of 2	2 of 2	0 of 2	0 of 2
MFIN Directors	4 of 8	5 of 8	6 of 8	4 of 8	8 of 8	8 of 8	7 of 8	6 of 8	5 of 8	0 of 8

1. Limited means the candidate appears to have 10 or fewer years of experience in the skill category.

MEDALLION
FINANCIAL CORP

Hodges and Deppisch Lack Relevant Experience and Are Conflicted

Mr. Hodges is a Conflicted Debt Investor

× **No consumer or commercial lending experience**

× Experienced only at making **illiquid debt investments in banks and other credit investments**, which is irrelevant for the company's specialty finance business

× **No operational banking experience**

× **No senior management experience**

× **No public company board experience**

× **Deep conflicts from substantial debt holdings** in the Company, reducing incentive to take actions that benefit all shareholders

× **Not suitable as a shareholder representative** because he only recently acquired a miniscule equity stake in anticipation of this proxy fight

Mr. Deppisch Works for a Competitor

× **Limited to no consumer or commercial lending experience**, including only 6 years of experience outside of investment banking

× **No public company board experience**

× **Works for a competitor** – Chief Investment Officer of Nelnet Financial Services, which is affiliated with Nelnet Bank, a Utah-chartered industrial bank that makes consumer loans and competes with Medallion Bank, a Utah-chartered industrial bank that makes consumer loans

Hodges refused to provide information to help the Company confirm whether Mr. Deppisch's election would be anti-competitive under antitrust and banking laws

MEDALLION
FINANCIAL CORP

Myth vs. Fact in Hodges' Claims

Hodges' False Claims	The Facts
MFIN stock has underperformed badly, while peers have demonstrated strong performance	• Medallion has consistently outperformed the median TSR of our peers[1] over 1-, 3- and 5-year periods, including strong cumulative total shareholder returns of over 128% over the last 5 years and 44% over the last year[2] • Hodges' peer group is flawed as it is too heavily concentrated on commercial and regional banks versus specialty finance companies
The Board is rewarding management instead of shareholders	• In the past three years, the Board has **returned over $36 million to shareholders via dividends and stock repurchases**, including by reinstating the Company's quarterly dividend and raising it to $0.10 per share • Due to the Company's successful transformation to a consumer lending business, **our TSR has consistently outperformed peers[1] over 1-, 3-, and 5-year periods**
Medallion's executive compensation is excessive	• Our executive compensation programs have been enhanced in response to feedback from shareholders and have received substantial support from shareholders • Nearly 90% of the shares voting approved the 2022 compensation of our named executive officers at the Company's 2023 annual meeting
Dividends could be suspended if core performance continues to worsen under the current management and board	• Hodges provides no basis for his woeful predictions about economic collapse • MFIN is performing well, and in 2023, MFIN achieved the *highest* annual total earnings and *highest* annual EPS since its IPO in 1996 • Management continues to mitigate risk with proven underwriting practices, significant focus on increasing weighted average FICO scores, sound judgment, lender protections, and rigorous portfolio monitoring

1. Peer group selected and approved by the Compensation Committee as a reference for the 2023 short-term incentive cash awards and 2023 compensation program and pay decisions. See proxy statement filed by Medallion Financial Corp. on April 29, 2024, for full list of peers.
2. Measured as of December 31, 2023, the Company's fiscal year-end.

Myth vs. Fact in Hodges' Claims

Hodges' False Claims	The Facts
Medallion's core business is deteriorating	• MFIN is performing well, with its *highest* annual total earnings and *highest* annual EPS in 2023 since its IPO in 1996 • Significant focus on increasing weighted average FICO score of Recreation portfolio and maintaining high weighted average FICO scores of Home Improvement portfolio • Weighted average FICO scores for our loan portfolios[1] <u>increased</u> between 2018 and 2023
ZimCal is one of MFIN's largest investors and has been an investor for over 3 years	• Mr. Hodges is primarily a debt holder, holding $15 million principal amount of TruPS, that we have been informed he purchased at approximately 45% of principal amount of the securities • Mr. Hodges holds only 70,000 shares (0.3% of outstanding shares) that he acquired between December 2023 and April 2024

Hodges is invested in the Company's long-term success and only wanted to sell his TruPS as a last resort	• Mr. Hodges only acquired his tiny 0.3% equity stake beginning in December 2023 in anticipation of this proxy contest
	
	  • Mr. Hodges' debt position creates an **obsession with downside risk** that is **misaligned with our shareholders' upside:**
	
	    *"[B]eing a creditor means that **our upside is capped while our downside is not**, so we are particularly sensitive to the potential risks in a rapidly changing economic environment"* - Excerpt from email from Stephen Hodges to Andrew Murstein, December 12, 2023[2]
	
	• Mr. Hodges demanded that the Company choose from four "outcomes": two variations on **repurchasing his debt at above-market prices**, **appoint himself and his other unqualified nominee**, or **face a proxy contest this year and every year afterwards**

1. At time of loan origination. Data as of year-end.
2. Emphasis added.

MEDALLION
FINANCIAL CORP

Conclusion

MEDALLION
FINANCIAL CORP

Board Vote Recommendation

Medallion's Board and management team are building off the successful strategic transformation of Medallion and continuing to execute on the value creation strategy that has delivered strong results. Changing course now would not be in the best interest of Medallion shareholders

Our Board strongly urges shareholders to vote "FOR" only Robert Meyer and David Rudnick, the Company nominees, on the enclosed BLUE universal proxy card to support the Company's successful growth strategy at its upcoming Annual Meeting on June 11, 2024

**PLEASE VOTE ON THE BLUE UNIVERSAL PROXY CARD TODAY
"FOR" ONLY ROBERT M. MEYER AND DAVID L. RUDNICK, "FOR" THE APPROVAL OF
THE 2023 COMPENSATION PAID TO OUR NAMED EXECUTIVE OFFICERS,
AND FOR "ONE YEAR" ON THE SAY-ON-FREQUENCY VOTE**

Please vote now using one of the following methods:

Vote by Internet	**Vote by Phone**	**Vote by Mail**
Go to the website identified on the enclosed BLUE proxy card or voting instruction card	Call the number on the enclosed BLUE proxy card or voting instruction card	Mark, sign, date, and return the enclosed BLUE proxy card or voting instruction card in the accompanying postage-paid pre-addressed envelope

Your vote is important. If you have any questions or need any assistance in voting, please call our proxy solicitors, Alliance Advisors, toll-free at (855) 600-2578

Appendix

MEDALLION
FINANCIAL CORP

Director Biographies



John Everets
Independent Director
- Class III Director (2026 Term)
- Director since 2017
- Committees: Audit, Comp, Investment Oversight

Mr. Everets brings extensive financial and leadership experience at both public and private companies to our Board.

Biography Highlights:
- Partner at Arcturus Capital in Boston, MA
- Has served on the Board of Medallion Bank since 2019
- Serves as director of the Eastern Company (Nasdaq: EML), and previously served as a director of Financial Security Assurance, Advest Group Inc., and Martin Currie Business Trust
- Former lead investor, Chairman of the Board, and CEO of the Bank of Maine where he led the recapitalization of the Bank, helped improve its financial position, and eventually joined with Camden National Bank to form the largest bank in northern New England
- Former Chairman of Yorkshire Capital, Former Chairman and CEO of GE HPSC, Inc., Inc.



Cynthia Hallenbeck
Independent Director
- Class III Director (2026 Term)
- Director since 2020
- Committees: Audit, Nom/Gov (Chair), Investment Oversight

Ms. Hallenbeck brings over 30 years of substantial financial management experience. She is an acknowledged veteran of both public and nonprofit executive management teams and a recognized financial expert on the audit committees of several organizations.

Biography Highlights:
- Serves as the chief executive officer of Alercyn, Inc., a private consulting firm founded in 2010
- Previously served as a director of Walker & Dunlop, Inc. (NYSE: WD), including as audit committee chair
- Former CFO of Citigroup's treasury department
- Currently serves on the Clinton Health Access Initiative audit committee and the boards for both the Wellspring Foundation and the Diabetes Training Camp Foundation

Director Biographies



Brent Hatch
Lead Independent Director
- Class II Director (2025 Term)
- Director since 2022
- Committees: Audit, Nom/Gov, Investment Oversight

Mr. Hatch's legal background and other commercial experience provide our Board of Directors with valuable legal experience, including regarding regulatory and transaction matters, and further provides financial expertise.

Biography Highlights:
- Founding partner of Hatch Law Group, a Utah-based law firm
- Former Deputy Assistant Attorney General at the U.S. Department of Justice, Associate White House Counsel to President H.W. Bush, and clerk to Judge Robert H. Bork
- Director of Medallion Bank since 2003 and current director and treasurer of the Federalist Society



Robert Meyer
Independent Director
- Class I Director (2024 Term)
- Director since 2021
- Committees: Audit (Chair), Comp, Nom/Gov

Mr. Meyer brings nearly 40 years of proven executive leadership in the banking industry, including 20 years as Chief Commercial Lending Officer at Valley National Bancorp.

Biography Highlights:
- 20 years as Chief Commercial Lending Officer at Valley National Bancorp
- 6 years as President and CEO of Midland Bancorporation and Midland Bank and Trust
- 5 years as President and CEO of First Jersey National Bank/Central
- As Chief Commercial Lending Officer at Valley National, Mr. Meyer led a vast scope of lending activities relevant to the Company, including commercial and community lending
- As Chair of the Audit Committee, Mr. Meyer is one of the most critical contributors to our Board
- Has served on the Board of Medallion Bank since 2016

Director Biographies



Alvin Murstein
Chairman & CEO

- Class III Director (2026 Term)
- Director since founding
- Committees: Investment Oversight



Andrew Murstein
President & COO

- Class II Director (2025 Term)
- Director since 1997
- Committees: Investment Oversight

Mr. Murstein brings to our Board over 60 years of experience in the ownership, management, and financing of commercial businesses and taxicab medallions. He has deep knowledge of our Company and its business.

Biography Highlights:

- Chairman of the Board of Directors since our founding in 1995; CEO since February 1996

- Chairman of the Board of Directors and CEO of Medallion Funding LLC, formerly known as Medallion Funding Corp., since its founding in 1979

- Has served on the Board of Medallion Bank since 2003 and currently serves as Chairman of the Board of Directors

Mr. Murstein brings to our Board over 30 years of experience in the ownership, management, and financing of commercial businesses and taxicab medallions. He has deep knowledge of our company and its business, having served as our President since our inception in 1995 and on our Board of Directors since 1997.

Biography Highlights:

- President since our inception in 1995

- Previously served as the Vice Chairman and Secretary of Sports Properties Acquisition Corp.

- Has served on the Board of Medallion Bank since 2003

Director Biographies



David Rudnick
Director
- Class I Director (2024 Term)
- Director since 1996
- Committees: Investment Oversight (Chair)

Mr. Rudnick brings an experienced commercial operator's view of the economy, our commercial customers, and our lending practices, diversifying the Board's financial services experience.

Biography Highlights:
- Former CEO of Rudco Industries, then one of the largest printed check manufacturers in the U.S.
- CEO of Rudco Properties, an owner and manager of commercial real estate properties throughout the U.S.
- In addition to his commercial expertise, Mr. Rudnick brings banking governance expertise from his roles as a former director of the West Side Federal Savings & Loan Association and Chelsea National Bank
- Mr. Rudnick has been a critical leader in our successful transformation as Chair of the Investment Oversight Committee, which oversees the non-core managed loan portfolio and the Company's strategic efforts



Allan Tanenbaum
Independent Director
- Class II Director (2025 Term)
- Director since 2017
- Committees: Comp (Chair), Nom/Gov, Investment Oversight

Mr. Tanenbaum's legal background and services as general counsel of a public company provide our Board of Directors with valuable board governance experience.

Biography Highlights:
- Of Counsel to Taylor English, an Atlanta-based law firm, since September 2014 and General Counsel and Managing Director of Equicorp Partners, LLC, an Atlanta-based private investment and advisory firm, since January 2006
- Director of Designer Brands Inc. (NYSE: DBI)
- Former Senior Vice President, General Counsel and Corporate Secretary for AFC Enterprises, Inc., a franchisor and operator of quick-service restaurants

Medallion Financial Corp. at a Glance[1]

Consumer Lending Recreation	Consumer Lending Home Improvement	Commercial Lending
• $1.4B of loans • $105.8M loan originations during quarter • 14.80% avg. interest rate at quarter-end • 683 weighted average FICO score at origination • Approximately 3,300 dealers and FSPs	• $752.3M of loans • $51.6M loan originations during quarter • 9.60% avg. interest rate at quarter-end • 764 weighted average FICO score at origination • Approximately 800 contractors and FSPs	• $106.6M of loans • 13.00% avg. interest rate • Equity component in most deals

1. Unless otherwise noted, all financials are as of March 31, 2024.

MEDALLION
FINANCIAL CORP

Peer Group Development

- Medallion's 2023 compensation peer group of 16 companies[1], as approved by the Compensation Committee in April 2022, was used as a reference for the Company's 2023 target compensation program.

- Due to Medallion's unique business model, there are a limited number of direct peers in related industries; the peer group shown on the following page was developed to represent Medallion's general industry and business mix (i.e., consumer finance and specialty finance), size (assets) and business competitors.

- The following factors were considered in developing the peer group:
  - Medallion defines itself in all public filings as a specialty finance company
  - Legally, Medallion is not regulated by the Fed and is not a bank holding company
  - Medallion does not have a single branch or interface with the public for deposits or other bank activities
  - Medallion is included in the SIC Code – 6199 Financial Services (not a bank)
  - Analysts primarily compare Medallion to finance companies
  - Not a single public bank lists Medallion as a comp

1. Note that the peer group that was initially approved by the Compensation Committee in April 2022 comprised 16 companies; one of the peer companies, Elevate Credit, was acquired by Park Cities Asset Management in February 2023 and did not file a proxy statement in 2023 (as a result, Elevate Credit was excluded from the 2023 compensation benchmarking analyses).

Peer Group Size Measure

- The table below presents Fiscal Year 2023 financial size statistics for the 15-company peer group[1] as approved by the Compensation Committee in April 2022 that was used to serve as a reference for Medallion's 2023 target pay program:
  - Medallion ranked at the 48th percentile of the peers on 2023 total assets and at the 81st percentile on 2023 total earnings:

Peer Group Summary Percentiles	FY2023 ($M)		GICS Sub-Industry
	Total Assets	Total Earnings [1]	
75th Percentile	$4,555	$42	
Median/Most Common	$2,904	$21	Consumer Finance
25th Percentile	$1,293	-$64	
Medallion Financial Corp.	**$2,588**	**$55**	**Consumer Finance**
-Percentile Rank	**48%**	**81%**	

Source: S&P Capital IQ

1. Total earnings from continuing operations excluding extraordinary items

2023 Target Compensation Benchmarking

- Peer group CEO / Highest-Paid Executive target pay vs. Andrew Murstein's 2023 target compensation is shown below:
  - Note that the pay data shown reflect compensation targets per the peer companies' latest compensation disclosure as of early 2023, when the analysis was performed; 2023 total earnings and 1-, 3-, and 5-year TSR through 12/31/23 are also shown

| Peer Group Summary Percentiles* | 2023 Total Earnings ($M) [1] | Total Shareholder Return (TSR) | | | FY 2023 Target Pay ($000) | | | | |
| | | 1-Year (1/1/23 - 12/31/23) | 3-Year CAGR (1/1/21 - 12/31/23) | 5-Year CAGR (1/1/19 - 12/31/23) | Target Total Cash Compensation | | | Total LTI | Target Total Direct Comp |
					Salary	Target Bonus	Total Cash		
75th Percentile	$42	43%	22%	15%	$931	$1,234	$2,071	$4,178	$7,276
50th Percentile	$21	6%	4%	3%	$780	$988	$1,755	$3,292	$5,291
25th Percentile	-$64	-9%	-13%	-1%	$681	$754	$1,378	$2,159	$4,874
Medallion Financial Corp.	**$55**	**44%**	**30%**	**18%**	**$1,084**	**$1,789**	**$2,873**	**$1,789**	**$4,662**
-- Percentile Rank	*81%*	*78%*	*83%*	*77%*	*100%*	*89%*	*92%*	*18%*	*23%*

Source for Financial Data: S&P Capital IQ
* Summary percentiles for compensation data updated by 4% to 7/1/23
1. Total earnings from continuing operations excluding extraordinary items